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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 25)*
                                          ---------

                              CALPROP CORPORATION
           --------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  131352  106
           --------------------------------------------------------
                                 (CUSIP Number)

                            CALPROP CORP.
                            13160 MINDANAO WAY, #180
                            MARINA DEL REY, CA 90292
                            ATTN:  MARK F. SPIRO
                            (310) 306-4314
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 JANUARY, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  6  Pages
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CUSIP No. 131352 106                    13D               Page  2  of  6  Pages
          ----------                                           ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     VICTOR AND HANNAH ZACCAGLIN, HUSBAND AND WIFE
     SS# ###-##-####
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*            -------            (b)  / /
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 (3) SEC Use Only

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 (4) Source of Funds*
                            -------
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
           USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power   4,215,347
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power   4,215,347
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
               4,545,347
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
               43.04%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                          Page  3  of  6  Pages
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ITEM 1.  SECURITY AND ISSUER.

     This statement relates to shares of Common stock no par value per share ("Common Stock"), and Convertible Preferred Stock, no par value (Preferred Stock) of Calprop Corporation, a California Corporation (the "Company"). The principal executive offices of the Company are located at 13160 Mindanao Way, St. 180, Marina Del Rey, CA 90292.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Amendment is being filed by Victor and Hannah Zaccaglin, husband and wife. The information required by Item 2 of Regulation 240.13d-101 follows:

     1.   (a)  Name: Victor Zaccaglin
          (b)  Residence: 2205 Tunbridge Court
               Bel Air, California 90077
          (c) Present employment: Chairman of the Board and Chief Executive Officer of the Company. Such employment is conducted at the principal executive offices of Company listed above under Item 1.
          (d) Criminal convictions: During the last five years, Mr. Zaccaglin has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors.
          (e) Civil proceedings: During the last five years, Mr. Zaccaglin was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Zaccaglin was or is subject to a judgement decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f) Citizenship: Mr. Zaccaglin is a citizen of the United States of America.

     2.   (a)  Name: Hannah Zaccaglin.
          (b)  Residence: 2205 Tunbridge Court,
                          Bel Air, California 90077
          (c)  Present employment: Mrs. Zaccaglin is not employed.
          (d) Criminal convictions: During the last five years, Mrs. Zaccaglin has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors.)
          (e) Civil proceedings: During the last five years, Mrs. Zaccaglin was not a party to any civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which Mrs. Zaccaglin was or is subject to a judgement decree or final order enjoining future violations of, or prohibiting or mandating


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                                                          Page  4  of  6  Pages
                                                               ---    ---

activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Citizenship: Mrs. Zaccaglin is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of January, 1998 the date of the most recent filing of Schedule 13D, Mr. and Mrs. Zaccaglin directly or beneficially owned 4,200,627 shares of Common stock. Mr. Zaccaglin, as trustee, made the following purchases during the month of January, 1998, on behalf of the Victor and Hannah Trust, dated March 20, 1992:

Number of         Date          Method of       Consideration
Shares          Acquired        Acquisition      Paid

 5,000           1/7/98          Purchase       3,750.00

10,000           1/9/98          Purchase       7,500.00


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                                                          Page  5  of  6  Pages
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ITEM 4.  PURPOSE OF TRANSACTION

     All of the additional shares of Common Stock acquired by Mr. and Mrs. Zaccaglin were acquired for investment purposes and not with a view toward distribution. Mr. and Mrs. Zaccaglin do not have any plans or proposals which relate to or would result in any action or event described in clauses
(a) through (f) of Item 4 under Regulation 240.13d-101, except that Mr. Zaccaglin may at some future date decide to exercise the above-described options to acquire additional shares of Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mr. Zaccaglin personally owns 110,000 shares of Common Stock and Mr. and Mrs. Zaccaglin jointly own 4,031,979 shares of common stock. Mr. Zaccaglin also holds the 73,368 shares of Common Stock as trustee for the benefits of his children and relatives. In addition, Mr. Zaccaglin holds currently exercisable options for the purchase of 330,000 shares of Common Stock*. The total of the foregoing amount, shares, constitutes 4,545,347 of the outstanding common stock.

     (b) Mr. & Mrs. Zaccaglin have the right to vote the 4,031,979 shares of Common Stock they hold in their name. Mrs. Zaccaglin has the right to vote an additional 73,368 shares of Common Stock he holds as trustee. Mr. Zaccaglin has the right to vote the 110,000 shares he holds in his name. However, because of their relationship as husband and wife, Mr. and Mrs. Zaccaglin exercise voting and dispositive rights together with respect to all Common Stock owned by them. The options held by Mr. Zaccaglin have not been exercised and no voting rights attach to their ownership.

     (c)  Transactions involving the common stock are described in Item 3.

* In 1993, 1994 and 1995 Mr. Zaccaglin was granted options for the purchase of an aggregate of 330,000 shares of common stock of Calprop Corp.

     (d) No person other than Mr. and Mrs. Zaccaglin has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock described in paragraph (a) above, except that with respect to the 73,368 shares of Common Stock held by Mr. Zaccaglin as trustee, the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such shares, is governed by the terms of the applicable trust agreement.

     (e)  Not applicable.

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                                                          Page  6  of  6  Pages
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

     As described above under Item 5, Mr. Zaccaglin holds currently exercisable options for the purchase of 330,000 shares of Common Stock. 330,000 shares were granted to Mr. Zaccaglin pursuant to the Company's 1993 Stock Option Plan for officers, directors and employees.

     Because of their relationship as husband and wife, Mr. and Mrs. Zaccaglin exercise voting and dispositive rights together with respect to all Common Stock owned by them.

     Except as described above, neither Mr. Zaccaglin nor Mrs. Zaccaglin is a party to any contract, arrangement, understanding or relationship with respect to securities of the Company of the type described in Item 6 of Regulation 240.13d-101.

ITEM 7.  EXHIBITS.

     All exhibits previously filed with Schedule (13D) dated June 5, 1986.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   2-4-98                            /s/  VICTOR ZACCAGLIN
      ---------------                     -----------------------------
                                          Victor Zaccaglin